UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

InfoLogix, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

45668X 10 5

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45668X 10 5

1.	Names of Reporting Persons Warren V. Musser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,985,277(1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,985,277(1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,985,277

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) IN

(1) Includes 1,303,333 shares owned by Warren V. Musser, 600,000 shares that may be acquired upon the exercise of a warrant held by Mr. Musser, and 31,944 shares that may be acquired upon the exercise of vested options. Also includes 50,000 shares owned by The Musser Foundation. Mr. Musser is the President and Treasurer of The Musser Foundation.

Item 1.
	(a)	Name of Issuer InfoLogix, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 101 E. County Line Road, Suite 210, Hatboro, Pennsylvania, 19040.

Item 2.
	(a)	Name of Person Filing Warren V. Musser
	(b)	Address of Principal Business Office or, if none, Residence 101 E. County Line Road, Suite 210, Hatboro, Pennsylvania, 19040.
	(c)	Citizenship Warren V. Musser is a United States citizen.
	(d)	Title of Class of Securities Common Stock, par value $0.00001 per share (the “Common Stock”).
	(e)	CUSIP Number 45668X 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)-(c).  As of the filing date of this Schedule 13G, Warren V. Musser may be deemed to have sole voting and dispositive power over 1,985,277 shares of Common Stock that includes 1,303,333 shares owned by Mr. Musser, 600,000 shares that may be acquired upon the exercise of a warrant held directly by Mr. Musser, 31,944 shares that may be acquired upon the exercise of vested options and 50,000 shares of Common Stock held by The Musser Foundation, of which Mr. Musser is President and Treasurer.  Accordingly, Mr. Musser may be deemed to be the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of 1,985,277 shares of Common Stock, which represents approximately 7.8% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1).

(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008
Date
/s/ Warren V. Musser
Signature
Warren V. Musser
Name/Title